Northstar Technologies Group, Inc.

Consolidated Financial Statements

December 31, 2020



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

NORTHSTAR TECHNOLOGIES GROUP, INC.

Table of Contents

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders
Northstar Technologies Group, Inc.
Naples, Florida

We have reviewed the accompanying consolidated financial statements of Northstar Technologies Group, Inc. and subsidiary (collectively, the “Company”), which comprise the consolidated balance sheet as of December 31, 2020, and the related consolidated statements of operations, changes in stockholders’ deficit, and cash flows for the period from May 18, 2020 (inception) to December 31, 2020, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant’s Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant’s Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.



Keiter

March 31, 2021
Glen Allen, Virginia

NORTHSTAR TECHNOLOGIES GROUP, INC.

Consolidated Balance Sheet
December 31, 2020
"Unaudited"

<u>Assets</u>

Current assets:		
Cash	$	5,450
Property and equipment, net		47,233
Total assets	$	52,683

<u>Liabilities and Stockholders' Deficit</u>

Current liabilities:		
Accounts payable and accrued expenses	$	93,120
Long-term liabilities:		
Line of credit		47,000
Note payable		87,800
Accrued interest		1,460
Total long-term liabilities		136,260
Total liabilities		229,380
Stockholders' deficit:		
Common stock at $0.0001 par value; 33,000,000 shares authorized; 20,000,000 shares issued and outstanding		2,000
Accumulated deficit		(178,697)
Total stockholders' deficit		(176,697)
Total liabilities and stockholders' deficit	$	52,683

See report of independent accountants and accompanying notes to consolidated financial statements.

NORTHSTAR TECHNOLOGIES GROUP, INC.

Consolidated Statement of Operations
For the period from May 18, 2020 (inception) to December 31, 2020
"Unaudited"

Revenues	$	21,994
Operating expenses		199,231
Operating loss		(177,237)
Interest expense		1,460
Net loss	$	(178,697)

See report of independent accountants and accompanying notes to consolidated financial statements.

NORTHSTAR TECHNOLOGIES GROUP, INC.

Consolidated Statement of Changes in Stockholders' Deficit
For the period from May 18, 2020 (inception) to December 31, 2020
"Unaudited"

	Common Stock	Accumulated Deficit	Total
Balance, May 18, 2020 (inception)	$ -	$ -	$ -
Issuance of common stock	2,000	-	2,000
Net loss	-	(178,697)	(178,697)
Balance, December 31, 2020	$ 2,000	$ (178,697)	$ (176,697)

See report of independent accountants and accompanying notes to consolidated financial statements.

NORTHSTAR TECHNOLOGIES GROUP, INC.

Consolidated Statement of Cash Flows
For the period from May 18, 2020 (inception) to December 31, 2020
"Unaudited"

Cash flows from operating activities:	
Net loss	$ (178,697)
Adjustments to reconcile net loss to net cash	
from operating activities:	
Depreciation	569
Change in operating assets and liabilities:	
Accounts payable and accrued expenses	63,494
Accrued interest	1,460
Net cash used in operating activities	(113,174)
Cash flows used in investing activities:	
Purchases of property and equipment	(18,176)
Cash flows from financing activities:	
Proceeds from line of credit	47,000
Proceeds from note payable	87,800
Proceeds from issuance of common stock	2,000
Net cash provided by financing activities	136,800
Net change in cash	5,450
Cash, beginning of period	-
Cash, end of period	$ 5,450
Non-cash transactions:	
Property and equipment acquired through accounts payable	$ 29,626

See report of independent accountants and accompanying notes to consolidated financial statements.

NORTHSTAR TECHNOLOGIES GROUP, INC.

Notes to Consolidated Financial Statements

1.   **Summary of Significant Accounting Policies:**

Nature of Business: Northstar Technologies Group, Inc. (the "Company"), was incorporated on May 18, 2020 and its subsidiary Northstar Building Systems, LLC was incorporated on November 1, 2020 in the State of Florida. The Company has patented the systems and methods needed for residential and commercial construction using 100% Fiber Reinforced Polymer composite building materials and are actively pursuing opportunities with construction industry companies and partners that currently use traditional building materials, including mobile structures, prefab, commercial, industrial, aerospace and defense, energy, agriculture, and healthcare. Northstar Building Systems, LLC is the operational organization within Northstar Technologies Group, Inc. and will be responsible for project execution and product installation and delivery.

During 2020, a novel strain of coronavirus (COVID-19) outbreak was declared a worldwide health pandemic by the World Health Organization. The situation is evolving with many cities and countries around the world responding in different ways to address the outbreak. There are direct and indirect economic effects developing for all industries and individual companies throughout the world. As of the date of issuance, the ultimate impact of COVID-19 on the Company's consolidated financial statement is unknown. Management will continue to monitor the impact COVID-19 has on the Company and will reflect the consequences as appropriate in the Company's consolidated financial records.

Management's Plans: The Company's strategic plan for the remainder of 2021 and beyond is focused on revenue growth, profitability, and scalability. These objectives will be attained by implementing a focused strategic plan of building and proving its business model and its brand within the Domestic and International construction markets creating demand and retention of home and commercial building clients. The Company believes that by raising capital contributions, it will enable it to effectively execute these goals and continue for a reasonable period of time.

Consolidation: The consolidated financial statements include the accounts of Northstar Technologies Group, Inc. and its wholly owned subsidiary, Northstar Building Systems, LLC. All significant intercompany transactions and accounts have been eliminated in consolidation. There was no significant activity in relation to the Northstar Building Systems, LLC subsidiary during 2020.

Basis of Accounting: The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

1.   **Summary of Significant Accounting Policies, Continued:**

Concentrations and Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in one financial institution with balances that periodically exceed federally insured limits.

During 2020, one customer accounted for 88% of the Company's revenue.

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Property and equipment are depreciated on a straight line basis ranging from seven to ten years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Property and equipment consisted of the following at December 31, 2020:

Machinery and equipment	$	47,802
Less - accumulated depreciation		569
Property and equipment, net	$	47,233

Depreciation expense totaled $569 for 2020.

Revenue Recognition: Effective May 18, 2020, the Company adopted ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)* and several other ASUs that were issued as amendments to ASU No. 2014-09, which apply to all contracts with customers to transfer goods or services or for the transfer of nonfinancial assets, unless those contracts are within the scope of other standards. ASU No. 2014-09's core principle is that an entity recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In adopting this standard, the Company is required to use more judgment and make more estimates than under the previous guidance, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. The update eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach.

The Company has two main sources of revenue, including product sales and installation income. Each source consists of a single performance obligation and revenue is recognized at a point in time. Revenue from product sales is recognized at the time the product has been shipped to and accepted or received by the customer. Revenue from installation income is recognized after substantial completion of the installation and acceptance by the customer. The Company has no material obligations for returns or refunds after completion of the performance obligations described above.

1. **Summary of Significant Accounting Policies, Continued:**

Revenue Recognition, Continued: Economic factors may impact the nature, amount, and timing of revenue recognition. Customers are evaluated for credit-worthiness prior to acceptance of the contract and contracts do not include variable consideration or financing components. Substantially all contracts are completed within one year of acceptance and payment typically is expected within 120 days.

Sales Taxes Collected and Remitted: The Company presents sales taxes collected from customers and remitted to governmental authorities on a net basis, excluding such amounts from sales and cost of goods sold.

Income Taxes: Deferred income taxes for Northstar Technologies Group, Inc. are provided on temporary differences between consolidated financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for consolidated financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

Northstar Building Systems, LLC is treated as a partnership for federal and state income tax purposes, and is considered a disregarded entity for tax purposes as it's wholly owned by Northstar Technologies Group, Inc.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the consolidated financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current period.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the consolidated financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Subsequent Events: Management has evaluated subsequent events through March 31, 2021, the date the consolidated financial statements were available to be issued, and has determined that other than disclosed in Note 5, there are no additional subsequent events to be reported in the accompanying consolidated financial statements.

NORTHSTAR TECHNOLOGIES GROUP, INC.

Notes to Consolidated Financial Statements, Continued

2.   Line of Credit:

The Company has a line of credit outstanding with a stockholder of the Company with a borrowing limit of $150,000. The line accrues interest at 6% per annum and principal and accrued interest are due upon maturity on February 28, 2022. The outstanding principal balance and accrued interest were $47,000 and $283, respectively, at December 31, 2020. The line is secured by certain assets of the Company.

3.   Note Payable:

The Company has a note payable outstanding from a stockholder of the Company at December 31, 2020 for a total principal amount of $87,800. The note bears interest at 4% per annum with monthly installments of principal and interest due beginning January 31, 2022. The unpaid principal and accrued interest is due upon maturity on November 1, 2025. The full principal balance of the note was outstanding at December 31, 2020 and accrued interest totaled $1,177 for 2020.

Future maturities related to the debt at December 31, 2020 are as follows:

Year	Amount
2022	$ 21,130
2023	23,961
2024	24,937
2025	17,772
	$ 87,800

4.   Stockholders' Deficit:

Pursuant to the Company's articles of incorporation, the Company is authorized to issue 33,000,000 shares of common stock at $0.0001 par value per share. Each holder of common stock receives one vote. At December 31, 2020, there were 20,000,000 shares of common stock issued and outstanding.

5.   Leases:

The Company entered into a non-cancelable operating lease agreement in August 2020 for its office location. The lease terminates in May 2021. Monthly rent expense was $2,000 and total rent expense was $11,130 for the period from May 18, 2020 (inception) to December 31, 2020.   The lease calls for the Company to pay common area maintenance and various fees. During January 2021, the Company entered into a lease for warehouse space. The lease terminates in October 2024. Monthly rent expense ranges from $5,775 to $6,365 over the term of the lease. The lease also calls for various common area maintenance and tax fees.

5.   **Leases, Continued:**

Future minimum lease payments at December 31, 2020 are as follows:

Year	Amount
2021	$ 27,325
2022	70,166
2023	73,670
2024	57,288
	$ 228,449

6.   **Income Taxes:**

The Company has federal and state net operating loss carry forwards of approximately $87,000 at December 31, 2020, available to offset future taxable income in accordance with the Internal Revenue Service regulations.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.